Exhibit 99.1

Olink reports fourth quarter and full year 2021 financial results and provides outlook for 2022

UPPSALA, Sweden, February 14, 2022 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021, and provided revenue guidance for the full year 2022.

Highlights

•	Fourth quarter revenue totaled $43.7 million, representing year over year growth of 61% on a reported basis and 45% on a constant currency adjusted like-for-like basis

•	Full year 2021 revenue totaled $95.0 million, achieving year over year growth of 76% on a reported basis and 64% on a constant currency adjusted like-for-like basis

•	Accelerating investment following the IPO, increased the number of employees by almost two-fold to 416 by the end of 2021, including 150 employees in the commercial organization

•	Cumulative Explore customer installations reached 25 at the end of 2021, compared to 21 at the end of the third quarter

•	Achieved 28 Signature Q100 placements during the fourth quarter

•	Explore revenue of $30.1 million accounted for 69% of total fourth quarter revenue, with Explore Kit revenue totaling $12.0 million, or 40% of total Explore revenues

•	Fourth quarter Kit revenue and analysis services revenue represented 35% and 54% of total revenue, respectively

•	Fourth quarter adjusted EBITDA and net loss was ($1.4) million and ($8.0) million, respectively; with full year 2021 adjusted EBITDA and net loss totaling ($18.5) million and ($38.3) million, respectively

•	Olink expects full year 2022 revenue to be in the range of $138 million to $145 million, growing 45% - 53%, plans continued strong investment to drive further adoption of its industry-leading proteomics platform, and remains sufficiently capitalized for executing its existing strategic plan

“Achieving or surpassing all of Olink's major operational milestones in 2021, our industry-leading execution is proof of the talent and drive of our entire organization,” said Jon Heimer, CEO of Olink Proteomics. “Olink entered the year in an exceptionally strong competitive position; with increased optimism about the proteomics market and high conviction in its leadership position, in 2022 and beyond."

Fourth quarter and full year financial results

“Olink's fourth quarter performance was tremendous, providing a great opportunity to strategically accelerate investment into the Company,” said Oskar Hjelm, CFO of Olink Proteomics. "We anticipate 2022 will be another year of strong revenue growth, and we remain well capitalized to deliver on our existing strategic plan and return to profitability."

Benefitting from rapid adoption of new products, and strong growth across major geographic regions, total revenue for the fourth quarter of 2021 was $43.7 million, as compared to $27.2 million for the fourth quarter of 2020. Fourth quarter revenue growth, totaling 61%, was driven primarily by strong Explore growth. Full year 2021 revenue grew 76% to $95.0 million, as compared to $54.1 million for 2020.

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Kits revenue for the fourth quarter of 2021 grew 83% to $15.3 million, or 35% of total revenue, as compared to $8.3 million for the fourth quarter of 2020, or 31% of total revenue. Drivers of kits revenue included strong Explore pull-through and a rapid expansion of our external kit users. Full year 2021 kits revenue grew 82%, totaling $26.8 million, versus $14.8 million during 2020. The strong Explore Kit revenue growth was enabled by rapid customer adoption of the Explore externalization strategy leading to 25 external kit users and pull through levels of approximately $750,000 for full year 2021.

Analysis services revenue for the fourth quarter of 2021 was $23.7 million, as compared to $17.3 million for the fourth quarter of 2020, representing 37% growth. Full year 2021 analysis service revenue totaled $60.2 million, versus $34.4 million for 2020, representing 75% growth.

Other revenue was $4.7 million for the fourth quarter of 2021, as compared to $1.6 million for the fourth quarter of 2020. Other revenue growth was driven primarily by the placement of 28 Signature Q100 instruments during the quarter. Full year 2021 other revenue totaled $8.0 million, versus $4.9 million for 2020.

By geography, revenue during the fourth quarter of 2021 was $20.2 million in North America, $20.1 million in EMEA (including Sweden), and $3.3 million in China and RoW (including Japan). By geography, revenue during the full year 2021 was $42.3 million in North America, $45.4 million in EMEA (including Sweden), and $7.2 million in China and RoW (including Japan).

Driven primarily by the decision to accelerate investment, adjusted EBITDA was ($1.4) million for the fourth quarter of 2021, as compared to $10.8 million for the fourth quarter of 2020. Full year 2021 adjusted EBITDA was ($18.5) million, versus $11.0 million for 2020.

Adjusted gross profit was $26.5 million in the fourth quarter of 2021, as compared to $19.6 million in the fourth quarter of 2020. Full year 2021 adjusted gross profit totaled $61.3 million, versus $38.4 million for 2020.

By segment, adjusted gross profit margin for kits was 85% for the fourth quarter of 2021, as compared to 90% for the fourth quarter of 2020. The decrease in margin in the fourth quarter of 2021 compared to 2020 was related to year-end adjustments for Target reagent products. Full year 2021 adjusted gross profit margin for kits was 86%, versus 84% for 2020.

Fourth quarter 2021 adjusted gross profit margin for analysis services was 50% as compared to 68% in the fourth quarter of 2020. The decline in analysis services margin was driven primary by the 56,000 samples processed for the UKBB. Olink remains very pleased with the investment into the UKBB project and how it will further research and further cement its position as the leader in proteomics. In addition, analysis services margin was impacted by an increase in personnel costs driven by the increase of Olink's lab capacity. Full year 2021 adjusted gross profit margin for analysis services was 57%, versus 69% for 2020.

Adjusted gross profit margin for Other was 34%, as compared to 23% for the fourth quarter of 2020. Fourth quarter 2021 Other adjusted gross profit margin was impacted by Signature platform sales. Full year 2021 adjusted gross profit margin for Other was 45%, versus 47% for 2020.

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Total operating expenses for the fourth quarter of 2021 were $33.1 million, as compared to $13.8 million for the fourth quarter of 2020. The increase was largely due to continued and accelerated investment in Olink's commercial organization and research and development and driven by additional costs as a public company as well.

Full year 2021 total operating expenses were $102.9 million, as compared to $42.0 million for 2020. Net loss for the fourth quarter of 2021 was ($8.0) million, as compared to a net profit of $6.5 million for the fourth quarter of 2020. Full year 2021 net loss totaled ($38.3) million, as compared to ($6.8) million for 2020.

Net loss per share for the fourth quarter of 2021 was ($0.07) based on a weighted average number of outstanding shares of 119,007,062 as compared to a net profit per share of $0.13 in the fourth quarter of 2020 based on a weighted average number of outstanding shares of 23,190,461. Full year 2021 net loss per share totaled ($0.43), versus ($1.10) per share in 2020.

2022 guidance

Given the Company's strong competitive position and the growth prospects of the proteomics market, Olink expects full year 2022 revenue will be in the range of $138 million to $145 million, progressing along a seasonal pattern similar to 2021. Olink also expects it will continue to accelerate investment this year to drive growth, and believes it is sufficiently capitalized to deliver on its existing strategic plan and return to profitability.

Webcast and conference call details

Company management will host a conference call to discuss financial results at 8:00 am ET. Investors interested in listening to the conference call may do so by dialing (833) 562-0120 for domestic callers or (661) 567-1096 for international callers, followed by Conference ID: 5159949. A live webcast of the conference call will be available on the “Investors” section of the Company's website at https://investors.olink.com/investor-relations. The webcast will be archived and available for replay for at least 90 days after the event.

Statement regarding use of non IFRS financial measures

We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

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Use of forward-looking statements

This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our 2022 revenue outlook, our Explore externalizations, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Registration Statement on Form F-1, as amended (File No. 333-257842) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

About Olink

Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The company was founded in 2016 and is well established across Europe, North America and Asia. Olink is headquartered in Uppsala, Sweden.

IR Contact

Jan Medina, CFA, VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Media Contact

Andrea Prander, Corporate Communications Manager

Mobile: +46 768 775 275

andrea.prander@olink.com

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CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended December 31,		Twelve months ended December 31,
Amounts in thousands of US Dollars	2021	2020	2021	2020
Revenue	$43,683	$27,188	$94,973	$54,067
Cost of goods sold	(18,379)	(8,437)	(36,763)	(17,456)
Gross profit	25,304	18,751	58,209	36,611
Selling expenses	(11,950)	(4,276)	(33,668)	(12,722)
Administrative expenses	(11,826)	(7,893)	(47,495)	(20,102)
Research and development expenses	(8,722)	(2,209)	(22,141)	(9,632)
Other operating income/(loss)	(596)	584	443	475
Operating profit/(loss)	(7,791)	4,957	(44,652)	(5,370)
Interest income/(expense)	(38)	(1,187)	(2,048)	(6,631)
Foreign exchange gain/(loss)	2,523	4,587	1,875	5,455
Other financial income/(expense)	19	(135)	(1,719)	(713)
Loss before tax	(5,288)	8,222	(46,545)	(7,259)
Income tax benefit/(expense)	(2,685)	(1,732)	8,206	479
Net profit/(loss) for the period (Attributable to shareholders of the Parent)	$(7,972)	$6,490	$(38,339)	$(6,780)
Basic and diluted profit/(loss) per share	$(0.07)	$0.13	$(0.43)	$(1.10)

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations	(13,570)	26,535	(37,659)	36,761
Other comprehensive (loss)/income for the period, net of tax	(13,570)	26,535	(37,659)	36,761
Total comprehensive (loss)/income for the period, net of tax	$(21,542)	$33,025	$(75,998)	$29,981
Total comprehensive (loss)/income for the period (Attributable to shareholder of the Parent)	$(21,542)	$33,025	$(75,998)	$29,981

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CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

Amounts in thousands of US Dollars	As of December 31, 2021 (Unaudited)	As of December 31, 2020
ASSETS
Non-current assets
Intangible assets	$308,124	$347,387
Property, plant and equipment	12,696	5,774
Right-of-use asset	8,778	4,684
Deferred tax assets	9,091	37
Other long-term receivables	422	133
Total non-current assets	339,111	358,015
Current assets
Inventories	28,940	20,826
Trade receivables	42,061	33,482
Other receivables	4,094	2,856
Prepaid expenses and accrued income	7,475	1,491
Cash at bank and in hand	118,096	8,655
Total current assets	200,667	67,310
TOTAL ASSETS	$539,778	$425,325
EQUITY
Share capital	30,964	27,224
Other contributed capital	506,008	257,774
Reserves	1,701	39,360
Accumulated losses	(62,997)	(24,658)
Total equity attributable to shareholders of the Parent	$475,677	$299,700
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	5,427	63,965
Deferred tax liabilities	27,092	33,193
Total non-current liabilities	32,518	97,158
Current liabilities
Interest-bearing loans and borrowings	2,952	2,146
Accounts payable	8,668	6,658
Current tax liabilities	314	506
Other current liabilities	19,649	19,157
Total current liabilities	31,583	28,467
Total liabilities	$64,101	$125,625
TOTAL EQUITY AND LIABILITIES	$539,778	$425,325

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Twelve months ended December 31,
Amounts in thousands of US Dollars	2021	2020
Operating activities
Loss before tax	$(46,545)	$(7,259)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization	15,802	12,540
Net finance expense	1,893	1,889
Loss on sale of assets	502	-
Share based payment expense	2,524	-
Changes in working capital:
(Increase)/Decrease in inventories	(10,158)	(5,978)
(Increase)/Decrease in accounts receivable	(12,172)	(11,889)
(Increase)/Decrease in other current receivables	(6,105)	(911)
(Decrease)/Increase in trade payables	3,014	3,738
(Decrease)/Increase in other current liabilities	2,039	11,146
Interest received	98	-
Interest paid	(2,312)	(4,726)
Tax received/(paid)	(2,266)	(5,339)
Cash flow used in operating activities	$(53,687)	$(6,789)
Investing activities
Purchase of intangible assets	(4,325)	(7,791)
Purchase of property, plant and equipment	(10,482)	(3,460)
Proceeds from sale of property, plant and equipment	144	-
Acquisition of subsidiaries, net of cash acquired	-	(4,593)
Decrease/(Increase) in other non-current financial assets	(297)	2
Cash flow used in investing activities	$(14,960)	$(15,842)
Financing activities
Proceeds from issue of share capital	264,706	19,155
Share issue costs	(19,484)	-
Proceeds from interest-bearing loans and borrowings	2,312	7,930
Repayment of interest-bearing loans and borrowings	(65,627)	-
Payment of principal portion of lease liability	(2,845)	(1,490)
Cash flow from financing activities	$179,062	$25,595
Net cash flow during the period	110,415	2,964
Cash at bank and in hand at the beginning of the period	8,656	6,162
Net foreign exchange difference	(975)	(471)
Cash at bank and in hand at the end of the period	$118,096	$8,655

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The following table presents the Company’s key financial information by segment (unaudited):

	Three months ended December 31,		Twelve months ended December 31,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2021	2020	2021	2020
Kit
Revenue	15,263	8,320	26,797	14,759
Cost of goods sold	(2,439)	(966)	(4,112)	(2,671)
Gross profit	12,824	7,354	22,685	12,088
Gross profit margin	84.0%	88.4%	84.7%	81.9%

Service
Revenue	23,693	17,284	60,221	34,404
Cost of goods sold	(12,826)	(6,225)	(28,299)	(12,114)
Gross profit	10,868	11,058	31,922	22,289
Gross profit margin	45.9%	64.0%	53.0%	64.8%

Total segments
Revenue	38,956	25,604	87,018	49,163
Cost of goods sold	(15,264)	(7,192)	(32,411)	(14,786)
Gross profit	23,692	18,412	54,607	34,377
Gross profit margin	60.8%	71.9%	62.8%	69.9%

Corporate / Unallocated
Revenue	4,727	1,584	7,955	4,904
Cost of goods sold	(3,115)	(1,246)	(4,352)	(2,671)
Gross profit	1,612	338	3,602	2,233
Gross profit margin	34.1%	21.4%	45.3%	45.5%

Consolidated
Revenue	43,683	27,188	94,973	54,067
Cost of goods sold	(18,379)	(8,437)	(36,763)	(17,456)
Gross profit	25,304	18,751	58,209	36,611
Gross profit margin	57.9%	69.0%	61.3%	67.7%

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A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below (unaudited):

	Three months ended December 31,		Twelve months ended December 31,
Amounts in thousands of U.S. Dollars	2021	2020	2021	2020
Operating profit/(loss)	(7,791)	4,957	(44,652)	(5,370)
Add:
Amortization	2,993	2,642	11,090	9,872
Depreciation	1,635	842	4,713	2,668
EBITDA	(3,163)	8,441	(28,849)	(7,170)
Management Adjustments	(85)	2,370	7,777	3,852
Share based compensation expenses	1,888	-	2,524	-
Adjusted EBITDA	(1,360)	10,811	(18,548)	11,022

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below (unaudited):

	Three months ended December 31,		Twelve months ended December 31,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2021	2020	2021	2020
Revenue	43,683	27,188	94,973	54,067
Cost of goods sold	(18,379)	(8,437)	(36,763)	(17,456)
Gross Profit	25,304	18,751	58,209	36,611
Gross Profit %	57.9%	69.0%	61.3%	67.7%
Less:
Inventory fair value step up	-	6	-	266
Depreciation charges	1,100	825	2,992	1,540
Share based compensation expenses	100	-	100	-
Adjusted Gross Profit	26,504	19,582	61,302	38,417
Adjusted Gross Profit %	60.7%	72.0%	64.5%	71.1%

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Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, by segment are set forth below (unaudited):

	Three months ended December 31,		Twelve months ended December 31,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2021	2020	2021	2020
Kit
Revenue	15,263	8,320	26,797	14,759
Cost of goods sold	(2,439)	(966)	(4,112)	(2,671)
Gross profit	12,824	7,354	22,685	12,088
Gross profit margin	84.0%	88.4%	84.7%	81.9%
Less:
Inventory fair value step up	-	2	-	92
Depreciation charges	114	124	431	258
Share based compensation expenses	48	-	48	-
Adjusted Gross Profit	12,986	7,479	23,164	12,437
Adjusted Gross Profit %	85.1%	89.9%	86.4%	84.3%

Service
Revenue	23,693	17,284	60,221	34,404
Cost of goods sold	(12,826)	(6,225)	(28,299)	(12,114)
Gross profit	10,868	11,058	31,922	22,289
Gross profit margin	45.9%	64.0%	53.0%	64.8%
Less:
Inventory fair value step up	-	3	-	174
Depreciation charges	986	682	2,561	1,224
Share based compensation expenses	52	-	52	-
Adjusted Gross Profit	11,905	11,744	34,534	23,688
Adjusted Gross Profit %	50.2%	67.9%	57.3%	68.9%

Corporate / Unallocated
Revenue	4,727	1,584	7,955	4,904
Cost of goods sold	(3,115)	(1,246)	(4,352)	(2,671)
Gross profit	1,612	338	3,602	2,233
Gross profit margin	34.1%	21.4%	45.3%	45.5%
Less:
Inventory fair value step up	-	-	-	-
Depreciation charges	-	19	-	58
Share based compensation expenses	-	-	-	-
Adjusted Gross Profit	1,612	357	3,602	2,291
Adjusted Gross Profit %	34.1%	22.6%	45.3%	46.7%

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